September 24, 2013

The Board of Directors
U.S. Auto Parts Network, Inc.
16941 Keegan Avenue
Carson, CA 90746

Dear Members of the Board of Directors:

We appreciate the time that Chairman Robert Majteles, Chief Executive Officer Shane Evangelist, and Chief Financial Officer David Robson have spent with us over the past few months to discuss our views about US Auto Parts Network, Inc. (“US Auto Parts” or the “Company”).

Maguire Asset Management, LLC currently owns 5.3% of the outstanding shares of US Auto Parts. Further to this, as you may know, we recently reached out to Fred Harman, a Partner at Oak Investment Partners and Board Member at US Auto Parts, to inquire if Oak Investment would be interested in selling us its approximate 28% ownership stake in the Company.

We continue to acquire shares of US Auto Parts because we believe the Company’s stock price is extremely undervalued regardless of the valuation metric we apply to our analysis. Further to this, we find several industry and business characteristics all very compelling: the online automotive parts industry in the US is expected to grow 6% annually over the next five years, the Company is a market leader with an 11.4% market share and, most importantly, we believe the business has enormous potential for improvement.

You should not interpret our interest to own 33%+ of US Auto Parts as an indication of confidence or support for this Board’s governance of the business or for its management team. In fact, we are writing to express our profound disappointment with management’s ability to effectively manage the Company and its abject failure to safeguard shareholder value over the past five years – a period of time in which many of the Company’s peers have generated considerable value for their shareholders.

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As you can see in the graph below, US Auto Parts’ stock price has drastically underperformed its competition losing 90.08% of shareholder value since its IPO debut in February 2007.

SHARE VALUE PERFORMANCE UNDER CEO SHANE EVANGELIST HAS SIGNIFICANTLY UNDERPERFORMED PEER COMPANIES

Since Oct. 15, 2007, when Shane Evangelist became CEO, U.S. Auto Parts has lost 85.27% of its value.

Company	Shareholder Value (includes dividends) Oct. 15, 2007 – September 16, 2013
US Auto Parts (PRTS)	-85.27%

NASDAQ	+38.51%

O’Reilly Automotive (ORLY)	+282.77%
LKQ Corp. (LKQ)	+264.80%
AutoZone, Inc. (AZO)	+253.92%
Advance Auto Parts, Inc. (AAP)	+155.78%

Despite this precipitous decline in shareholder value and peer group underperformance, we are confident that, under the right leadership and direction, US Auto Parts can reverse course and become a high performing business once again.

To put our confidence in perspective, it’s worth reflecting on US Auto Parts during its pre-IPO era under its former leadership regime. From the Company’s inception in 1995 through the last fiscal year before its IPO in 2007, the Company’s previous management grew sales to $120 million, generated $3.5 million in net income and $0.24 in earnings per share.

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Since then, a series of poor management decisions and weak risk oversight have contributed to today’s current state - a rapidly declining revenue business losing nearly $36 million in FY 2012 net income and a stock languishing around $1.00 per share and on the brink of being de-listed.

	PRE IPO		POST IPO
	FYE 2005	FYE 2006	FYE 2007	FYE 2008	FYE 2009	FYE 2010	FYE 2011	FYE 2012

NET SALES	59,698	120,060	160,957	$153,424	$176,288	$262,277	$327,072	$304,017
Cost of Sales	34,829	78,573	107,132	100,869	112,415	172,668	220,072	212,379
Gross Profit	24,869	41,487	53,825	52,555	63,873	89,609	107,000	91,638
Gross Profit %	41.7%	34.6%	33.4%	34.3%	36.2%	34.2%	32.7%	30.1%

Net Income (loss)	6,819	3,496	(3,597)	(16,906)	1,317	(13,926)	(15,137)	(35,978)
Earnings Per Share	0.52	0.24	(0.13)	(0.57)	0.04	(0.46)	(0.50)	(1.17)

DESPITE POOR PERFORMANCE MANAGEMENT CONTINUES TO BE REWARDED

Inexplicably, despite this persistent multi-year decline in performance, management has recently been rewarded as if the responsibly for managing shareholder value resides elsewhere. We note, for example, the Company’s recently revised Share Option Exchange Program in which a substantial portion of the stock options outstanding with an exercise price greater than $4.00 per share (many of these options were held by senior managers who have led the business for the past five years) have been given a new strike price of $0.9866 per share. In our opinion, this is simply unconscionable and given management’s performance over the past five years, the Company’s proclamation that the value exchange was necessary to retain good management is absolutely absurd.

POOR CORPORATE GOVERNANCE AND LACK OF DIRECTOR INDEPENDENCE IS ALARMING

This Board’s laissez faire attitude toward good corporate governance is alarming, but unfortunately not surprising. Not only has the board continued to accept management’s justifications for poor performance quarter-after-quarter and year-after-year, there appears to be no real sense of urgency whatsoever to eliminate the looming threat of the Company becoming de-listed from NASDAQ for its lack of independence in the boardroom.

This Board has known since last February when Ellen Siminoff decided not to seek re-election that the Company would no longer be compliant under NASDAQ listing standards due to a lack of independent directors. Yet, nearly eight months later, nothing has been done to cure this by adding at least one new independent board member. To this day, the US Auto Parts Board is comprised of six members (see chart below), half of which are NOT considered “independent” under stock exchange listing standards.

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		Committee Representation
Director	Director Since	Audit	Compensation	Nominating & Governance	Considered “Independent”

Sol Khazani	2001				No (Former Chairman & CFO)
Frederic Harman	2006				No (28% shareholder through Oak Investment)
Shane Evangelist	2007				No (CEO)
Robert Majteles	2006	X	X	Chair	Yes (However, due to Mr. Majteles’ role as a Venture Partner at Oak Investment, we believe he should not be considered truly “Independent”)
Joshua Berman	2007	X	Chair	X	Yes
Warren Phelps III	2007	Chair	X	X	Yes

As you know, we have proposed Sean Sweeney - a highly competent operating executive with a stellar track record of creating value for investors, as a possible candidate for filling the open position on the Board of Directors. Unfortunately, this recommendation was quickly dismissed out-of-hand by Mr. Majteles because of concerns that Sean would not be recognized as “Independent” by NASDAQ due to the fact that he is related to a 5% shareholder. We find this reasoning to be completely unsubstantiated and furthermore suggests that any idea (no matter how good it is) put forth by outsiders will be immediately discharged because it was not generated from within.

For the record, we have confirmed with NASDAQ that Sean would indeed be considered an “Independent Director” under its Listing Rule 5605. Toward this end, we implore the Board to reconsider Sean as a board candidate and contemplate these facts:

•	Mr. Sweeney is the former President and CEO of Philadelphia Insurance Companies, a global, publicly-traded insurance business which traded on NASDAQ from 1993 to 2008 under the ticker symbol PHLY
•	PHLY designs markets and underwrites property and casualty insurance products for niche markets, including the automobile and truck rental and leasing industry
•	Mr. Sweeney opened and successfully integrated 21 sales offices for PHLY, increasing revenues from $96 million to $2.2 billion over a 10-year period
•	In December 2008 PHLY was sold to Tokio Marine Holdings for $4.7 billion in cash – which is considered one of the largest transactions for financial firms in Japanese history
•	Mr. Sweeney is currently a Director at Fortegra Financial Corporations (NYSE: FRF), a former member of the Board of Directors at Tokio Marine North America, and a former member of the Board of Directors at Philadelphia Insurance Companies

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IMPROVING PERFORMANCE AND REGAINING INVESTOR CONFIDENCE

There are both immediate and near-term options available to management that we believe will regain investor confidence and uncover the value lying dormant within this business. We strongly believe the Board should convene immediately to evaluate the following options.

1.	Immediately replace Shane Evangelist as CEO

The core issue facing the Company is leadership and we believe now is the time for the Board to take decisive action to address this. Five years of poor performance, the lack of an adequate plan to improve the business and the loss of shareholder confidence has resulted in an 85%+ decline in share value during Mr. Evangelist’s tenure as CEO. It is time for a change!

2.	Sell the AutoMD business

Earlier this year Cars.com announced a $13 million investment into a similar online source for auto repair called RepairPal. We suggest the Board examine selling AutoMD’s assets instead of continuing to invest millions into a business with no clear strategy or return on investment for shareholders. (During the first six months of 2013 management invested $1.2 million into AutoMD despite the fact that no significant revenues have been generated for four years.)

3.	Implement and communicate to shareholders a Company-wide cost restructuring plan

The Company reported a FY 2011 net loss of approximately $15 million, or ($0.50) EPS and a FY 2012 net loss of approximately $36 million, or ($1.17) EPS. In Q2 2013 the Company lost $9.6 million, or ($0.29) EPS. Despite this, CEO Shane Evangelist had the audacity to announce during the quarterly conference call, “For the first time in a while, we’re able to report some positive news as it relates to our strategy…”

It is unclear to us if the Company’s strategy going forward will be any different from the past. After years of underperformance, reinforced by the Company’s Q2 results, we believe that shareholders are fatigued with management’s failed initiatives and its inability to articulate a clear path to profitability. In an effort to regain investor confidence, we believe it is now time for the Board to adopt a new policy of transparency and to take it upon themselves to communicate a metric-driven restructuring plan that holds management accountable (and rewards them appropriately) for generating positive earnings per share.

4.	Reconstitute the board and consider Sean Sweeney as a truly independent board member

We implore you to update shareholders immediately regarding the progress on the Board’s search for an independent director. As discussed previously, we believe Sean Sweeney’s distinguished track record for improving performance in a multi-billion dollar public-traded Company, will enhance the board’s current capabilities and provide a balanced, operational perspective inside the boardroom.

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5.	Build the offline business via telemarketing and direct sales

Offline sales contribute approximately 10% of the Company’s total revenues and have provided stability to the business as online sales continue to decline. It is our belief that the Company needs to develop a more stable overall revenue stream, reduce the substantial dependence on search engine advertising and algorithmic listings to attract online customers to the Company’s websites, and ultimately exert more control over its destiny.

The offline market (namely commercial repair shops) has experienced significant growth in recent years. We believe it would be sensible for the Company to allocate more resources to a telemarketing and direct sales force focused on selling its private-label Kool-Vue™ products directly to commercial repair shops initially in states where the Company presently has geographically feasible distribution facilities. In addition, management must improve its disclosure practice by providing shareholders with quarterly updates relating to product sales and gross margins for this division.

6.	Stop rewarding management for poor performance
Management compensation should be tied to positive earnings per share/net income. We do not think it was appropriate that the board re-priced options for senior management given the poor performance of the stock price.

7.	Examine strategic alternatives, including a sale of the entire business

Absent the Board’s ability to communicate a turnaround plan that shows a clear path to generating positive earnings per share, the board has an obligation - indeed a fiduciary duty to shareholders, to examine all of its alternatives to protect shareholder value, which we believe should include a sale of the business to the highest bidder.

In our view, US Auto Parts would be an attractive acquisition target for a strategic buyer. Less than one year ago AutoZone acquired AutoAnything, a major competitor to US Auto Parts, for up to $150 million in cash, which we estimate to be a sale price of approximately 1x sales (US Auto Parts is currently trading around 0.15x trailing-twelve-month sales). Applying the transaction metrics in the AutoAnything transaction, US Auto Parts would be valued at $8.10 per share.

Accordingly, we believe a newly reconstituted Board - including Mr. Sweeney, should promptly form a special committee comprised of independent directors to explore all strategic alternatives for the Company before shareholder value is further eroded.

We believe US Auto Parts is in a constant state of undervaluation for all of the reasons we have expressed in this letter. However, in order for the Company to realize its true value potential, there must be a major paradigm shift in the way this Board of Directors thinks and acts.

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Finally, we would like to reiterate our interest in acquiring Oak Investment’s 28% ownership position and look forward to examining the possibility of such a transaction with Mr. Harman. In the meantime, we would like to participate in the effort to create value for all shareholders by continuing to engage in a constructive dialogue about these critical areas of concern — which we believe are shared by many other shareholders.

We call on the Board to act now with a renewed sense of urgency and to update shareholders by the end of October about what is being done to substantially improve results.

Sincerely,

/s/ Timothy Maguire

Timothy Maguire

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